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                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549


                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934


                        Mine Safety Appliances Company
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                               (Name of Issuer)


                          Common Stock, no par value
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                        (Title of Class of Securities)


                                 602720 10 4
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                                (CUSIP Number)


                          Nelson W. Winter, Esquire
                         Reed Smith Shaw & McClay LLP
                               435 Sixth Avenue
                        Pittsburgh, Pennsylvania 15219
                                (412) 288-3310
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         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                                June 27, 2000
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           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]*

* The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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CUSIP NO.     602720 10 4
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    1) Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons
       (entities only)

              Dennis L. Zeitler
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    2) Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
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       (b)    X
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    3) SEC Use Only
                    -----------------------------------------------------------

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    4) Source of Funds (See Instructions)    00
                                           ------------------------------------

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    5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(d) or 2(e)
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    6) Citizenship or Place of Organization       U.S.A.
                                             ----------------------------------

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                      (7)  Sole Voting Power            93,999
      Number of                              ----------------------------------
     Shares Bene-
       ficially       (8)  Shared Voting Power       1,125,000
       Owned by                                --------------------------------
     Each Report-
      ing Person      (9)  Sole Dispositive Power       19,485
         With                                     -----------------------------

                     (10)  Shared Dispositive Power  1,199,514
                                                    ---------------------------

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   11)  Aggregate Amount Beneficially Owned by Each Reporting Person  1,218,999
                                                                     ----------

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   12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
                           ----------------------------------------------------

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   13)  Percent of Class Represented by Amount in Row (11)    9.0%
                                                           --------------------

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   14)  Type of Reporting Person (See Instructions)     IN
                                                    ---------------------------

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                               Page 2 of 6 Pages
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Item 1.  Security and Issuer.

     Common Stock, no par value (the "Common Stock"), of Mine Safety Appliances Company (the "Company"), P.O. Box 426, Pittsburgh, Pennsylvania 15230.

Item 2.  Identity and Background.

     (a)  Name of Person Filing:          Dennis L. Zeitler

     (b)  Residence or Business Address:  Mine Safety Appliances Company
                                          P.O. Box 426
                                          Pittsburgh, PA  15230

     (c)  Present Principal Occupation:   Vice President and Treasurer of the
                                          Company.

     (d) During the last five years, the undersigned has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the undersigned was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the undersigned was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:  U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration.

     The undersigned became a beneficial owner, as defined in Rule 13d-3, of more than 5% of the Common Stock as a result of the purchase from the Company of 1,125,000 shares of Common Stock by the Trust for the Company's Non-Contributory Pension Plan for Employees on June 27, 2000. The purchase price of $24.00 per share was paid to the Company from the assets of the Trust.

Item 4.  Purpose of Transaction.

     See Item 3. The undersigned does not presently have any plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                              Page 3 of 6 Pages
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     (d)  Any change in the present board of directors or management of the
          Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) The undersigned beneficially owns (as defined in Rule 13d-3) 1,218,999 shares of Common Stock, or approximately 9.0% of the outstanding shares based on the 13,552,409 shares of Common Stock outstanding at June 30, 2000.

(b) The undersigned has sole voting and dispositive power over 19,485 shares of Common Stock, including 14,985 shares which the undersigned has the right to acquire under stock options granted to him under the Company's Management Share Incentive Plans (MSIP). Of such shares, 3,690 are restricted shares granted to the undersigned under the MSIP which are presently restricted as to disposition.

     Under the terms of the Company's Stock Compensation Trust, holders of stock options under Company plans, excluding members of the Board of Directors, have the right to direct the trustee, PNC Bank, N.A., re the voting and tendering of a number of shares of Common Stock determined by dividing the number of shares held by the Trust by the number of such optionees. The undersigned currently has such rights with respect to 74,514 shares of Common Stock.

     As a member of the Investment Committee of the Trust for the Company's Non-Contributory Pension Plan for Employees, the undersigned shares voting and dispositive power over the 1,125,000 shares of Common Stock held by the Trust with the other members of the Investment Committee. The following information with respect to the other members of the Investment Committee is to the best knowledge and belief of the undersigned:

     John T. Ryan III is a citizen of the United States of America. His business address is Mine Safety Appliances Company, P.O. Box 426, Pittsburgh, Pennsylvania 15230. His present principal occupation is Chairman and Chief Executive Officer of the Company.

                              Page 4 of 6 Pages
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     Thomas B. Hotopp is a citizen of the United States of America.  His business address is Mine Safety Appliances Company, P.O. Box 426, Pittsburgh, Pennsylvania 15230. His present principal occupation is President of the Company.

     James E. Herald is a citizen of the United States of America. His business address is Mine Safety Appliances Company, P.O. Box 426, Pittsburgh, Pennsylvania 15230. His present principal occupation is Vice President - Finance of the Company.

     To the knowledge of the undersigned, none of the above persons has within the past five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) The undersigned became a beneficial owner, as defined in Rule 13d-3, of more than 5% of the Common Stock as a result of purchase of 1,125,000 shares of Common Stock by the Trust for the Company's Non-Contributory Pension Plan for Employees on June 27, 2000. There have been no transactions in Common Stock effected by the undersigned since at least 60 days prior to that date.

(d) Receipt of dividends or proceeds from the sale of the 1,125,000 shares of Common Stock held by the Trust for the Company's Non-Contributory Pension Plan for Employees is for the benefit of the beneficiaries of the Plan. No beneficiary of the Plan presently has an interest in such dividends or proceeds amounting to more than 5% of the outstanding shares of Common Stock. Under the terms of the Company's Stock Compensation Trust, dividends on the shares of Common Stock held by the Trust are used to repay the loan from the Company which financed the purchase of the shares.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     The undersigned beneficially owns 1,125,000 shares of Common Stock as a member of the Investment Committee of the Trust for the Company's Non-Contributory Pension Plan for Employees. The members of the Investment Committee, who are identified in Item 5(b), have the power to vote and to dispose of the Common Stock of the Company held by the Trust. Such power may be exercised by a majority vote of the members of the Committee.

Item 7.  Material to be filed as Exhibits.

     None.

                              Page 5 of 6 Pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                /s/ Dennis L. Zeitler
                                             ----------------------------------
                                                    Dennis L. Zeitler

Date:  July 7, 2000

                              Page 6 of 6 Pages